UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 10, 2005**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast	
Minneapolis, Minnesota	**55413**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On October 10, 2005, Graco Inc. ("Graco") entered into a Separation and Release Agreement with Robert M. Mattison, former Vice President, General Counsel and Secretary, effective the same day, pursuant to which the parties agreed that, effective September 6, 2005, Mr. Mattison resigned from his position as Vice President, General Counsel and Secretary of Graco Inc. and any other offices held with entities affiliated with Graco, and resigned as an employee of Graco, effective December 31, 2005. In the period prior to December 31, 2005, Mr. Mattison will continue to be paid his current semi-monthly salary, less standard deductions, and continue to be eligible for standard benefits and benefit accruals.

The Agreement further provides that Graco will pay Mr. Mattison a separation payment following his execution of the release of claims contained in Exhibit A, which separation payment will consist of his annual base salary immediately prior to December 31, 2005, $10,000 for the employer portion of Mr. Mattison's health insurance premium for one year and the bonus he would have received under the Graco Executive Officer Bonus Plan for calendar year 2005 had he remained employed as a Graco officer. Mr. Mattison agreed to render cooperation to Graco in connection with any litigation and to not disclose any confidential information for a period of three years after December 31, 2005. Following Mr. Mattison's separation from service on December 31, 2005, the parties expect that Mr. Mattison will execute Exhibit A ratifying the Separation and Release Agreement and releasing Graco and others from any claims and Graco will execute Exhibit B ratifying the Separation and Release Agreement and releasing Mr. Mattison from any claims other than those arising from his willful misconduct, willful misrepresentation, gross negligence or breach of fiduciary obligations or duty of loyalty.

The description of the Separation and Release Agreement set forth above is qualified in its entirety by the Separation and Release Agreement filed as Exhibit 10.24 to this Current Report on Form 8-K and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRACO INC.

Date: October 14, 2005   By: _____
                                      Karen P. Gallivan
                                      Vice President, General Counsel &
                                      Secretary

Exhibit 10.24

SEPARATION AND RELEASE AGREEMENT

THIS AGREEMENT (which includes the accompanying Exhibits A and B except as otherwise indicated) is by and between Graco Inc., a Minnesota corporation ("Graco"), with its principal offices at 88 11th Avenue NE, Minneapolis, Minnesota, 55413, and Robert M. Mattison, an individual, with a residence at 1120 Angelo Drive, Golden Valley, Minnesota 55422 ("Mr. Mattison"). This Agreement (except Exhibits A and B) is effective the ___*10th*___ day of _*October*___, 2005.

WHEREAS, Mr. Mattison is now employed by Graco;

WHEREAS, the parties have agreed that Mr. Mattison shall cease to be Vice President, General Counsel, and Secretary and an officer of Graco and any entity that is a subsidiary of, or is otherwise related to, or affiliated with, Graco effective September 6, 2005 (the "Resignation Date"); and

WHEREAS, the parties have agreed that Mr. Mattison shall cease to be an employee of Graco and any entity that is a subsidiary of, or is otherwise related to, or affiliated with, Graco effective December 31, 2005 (the "Separation Date"), and that he shall complete and terminate his employment relationship with Graco in accordance with the terms of this Agreement.

NOW, THEREFORE, it is hereby mutually agreed by and between the parties for good and valuable consideration as follows:

1. **Resignation and Termination**

    a. Resignation of Officer Positions

    Mr. Mattison hereby resigns, effective on the Resignation Date, (a) his position as Vice President, General Counsel, and Secretary of Graco, (b) from all offices of Graco to which he has been elected by the Board of Directors of Graco (or to which he has otherwise been appointed), (c) from all offices of any entity that is a subsidiary of, or is otherwise related to or affiliated with, Graco (including, but not limited to, the Graco Foundation), (d) from all administrative, fiduciary, or other positions he may hold with respect to arrangements or plans for, of, or relating to Graco, and (e) from any other directorship, office, or position of any corporation, partnership, joint venture, trust, or other enterprise (each, an "Other Entity") insofar as Mr. Mattison is serving in the directorship, office, or position of the Other Entity at the request of Graco. Graco hereby consents to and accepts said resignation from these positions.

    b. Transition Period and Termination of Employment

    As of the Resignation Date through the end of the day on the Separation Date (the "Transition Period"), Mr. Mattison agrees to continue his employment with Graco in accordance with the provisions of this Agreement. During the Transition Period Mr. Mattison's salary, benefits, and all benefit accruals shall continue at the same rates, and on the same terms, as immediately prior to the

Resignation Date. During the Transition Period, Mr. Mattison agrees to assist Graco as Graco so requests on transition matters including, but not limited to, answering questions, preparing memoranda, and making himself available. During the Transition Period, Mr. Mattison shall work from home and shall not be present at Graco's offices unless a Graco officer requests that Mr. Mattison be present at Graco's offices. Mr. Mattison hereby resigns, effective as of the Separation Date, his employment with Graco and any entity that is a subsidiary of, or is otherwise related to or affiliated with, Graco. Graco hereby consents to and accepts said resignation of employment. After the Separation Date Mr. Mattison shall have all the rights and benefits available to a retiree of Graco.

2. **Separation Payment**

a. Amount

In exchange for executing this Agreement (including the accompanying Exhibit A), Graco shall pay to Mr. Mattison, as a separation payment, the following: (i) two hundred four thousand nine hundred dollars ($204,900.00), which is equal to one (1) year of his annual base salary immediately prior to the Separation Date, (ii) ten thousand dollars ($10,000), which is approximately equal to one (1) year of the cost of the employer portion of Mr. Mattison's health insurance premiums immediately prior to the Resignation Date, and (iii) the bonus Mr. Mattison would have received for calendar year 2005 pursuant to Graco's Executive Officer Bonus Plan had he remained employed as a Graco officer (which amount, if any, shall be calculated and paid in accordance with the terms of Graco's Executive Officer Bonus Plan, including any "Super-Maximum" amount). Such payments shall be subject to tax withholding and deductions required by law.

b. Timing

Mr. Mattison shall receive the separation payments discussed in Section 2.a(i) and (ii) above, on or as soon as immediately practicable after the later of (i) the expiration of the fifteen (15) day rescission period for Exhibit A, or (ii) January 31, 2006. Mr. Mattison shall receive his 2005 bonus referred to in Section 2.a(iii) above on or as soon as practicable after March 1, 2006, but no later than March 15, 2006.

3. **Stock Options and Restricted Stock Grant**

All stock options and restricted stock granted to Mr. Mattison under the Graco Long Term Incentive Plan or Graco Stock Incentive Plan shall be governed by the provisions of said plans and the agreements executed between Graco and Mr. Mattison pursuant to said plans. For purposes of said agreements and said plans, Mr. Mattison shall be deemed to have retired from Graco as of the Separation Date for reasons other than gross and willful misconduct, death or disability after having attained age 55 and 10 years of service with Graco, as provided in Section 3.D of the agreement entitled "Stock Option Agreement (Non-ISO)" between Graco and Mr. Mattison dated February 18, 2005 (the "Stock Option Agreement"), and the comparable provisions in all other stock option agreements between Mr. Mattison and Graco, and the notice requirements in

Section 3.E of the Stock Option Agreement, and in the comparable provisions of all other stock option agreements between Mr. Mattison and Graco, shall be waived.

4. **Insurance Coverage**

Mr. Mattison's termination of employment shall be a qualifying event for purposes of health continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"). Mr. Mattison and his qualified beneficiaries shall be eligible to elect health continuation coverage under COBRA as provided under Graco's group health programs. Mr. Mattison shall also be eligible to elect to receive coverage under the Graco Retiree Medical Credit Plan. As provided under the Graco Retiree Medical Credit Plan, if Mr. Mattison or his qualified beneficiaries elect health continuation coverage under COBRA, Mr. Mattison and his qualified beneficiaries shall not be eligible to elect to participate in the Graco Retiree Medical Credit Plan. If Mr. Mattison or his qualified beneficiaries elect the Graco Retiree Medical Credit Plan, Mr. Mattison and his qualified beneficiaries shall not be eligible to elect health continuation coverage under COBRA. If Mr. Mattison elects health continuation coverage under COBRA or coverage under the Graco Retiree Medical Credit Plan, then the rules under those programs shall apply (including the time and form of payment to maintain coverage). In the event that Mr. Mattison has or acquires health insurance coverage through a new employer or his spouse, Mr. Mattison shall so notify Graco.

5. **Outplacement Assistance; Attorneys' Fees**

   a.   Graco shall provide an outplacement agency that may be used by Mr. Mattison to seek other employment, for a period not to exceed one (1) year (beginning when Mr. Mattison first begins using said outplacement agency, so long as Mr. Mattison does so by January 1, 2006) or upon Mr. Mattison securing other employment, whichever first occurs. Said agency shall be mutually agreed upon by Graco and Mr. Mattison and the services provided shall be customary for seeking employment at the level of the position Mr. Mattison held at Graco.

   b.   Graco shall pay the fees of Mackall, Crounse and Moore, PLC, up to a maximum amount of two thousand dollars ($2,000.00), in connection with advising and representing Mr. Mattison on this Agreement and other matters between Mr. Mattison and Graco relating to his separation from Graco, subject to Graco's receipt of appropriate documentation.

6. **Accrued Vacation Compensation**

In accordance with its vacation policy, Graco shall provide Mr. Mattison compensation for his accrued unused vacation, regardless of whether Mr. Mattison executes this Agreement. This payment shall be subject to tax withholdings and deductions required by law. Mr. Mattison agrees to accept payment of this accrued unused vacation as of the first regular payroll following the Separation Date.

7. **Cooperation**

3

For a period of three (3) years after the Separation Date, Mr. Mattison shall render all reasonable cooperation to Graco in connection with the prosecution or defense of any lawsuit or other judicial or administrative action, including participating as a source of information or witness in any such action. Graco shall reimburse Mr. Mattison for any reasonable out-of-pocket expenses (including attorneys' fees, if necessary) incurred by him in connection with rendering such cooperation.

8. **Confidentiality**

   a. Mr. Mattison hereby agrees that, for a period of three (3) years after the Separation Date, he shall not, directly or indirectly, disclose any Confidential Information, as defined in subsection (b) below, to any other party, (except as required by applicable law or regulation or authorized in advance by Graco) and shall not in any way use such Confidential Information in the course of any future employment. Mr. Mattison further agrees that he shall not, at any time, violate the Minnesota Rules of Professional Conduct applicable to the confidentiality of information relating to his representation of Graco.

   b. As used herein, the term "Confidential Information" shall mean all information which is treated as confidential or proprietary by Graco in the normal course of its business, including, without limitation, documents so marked, or is a trade secret of Graco, which has been disclosed by Graco to Mr. Mattison, including, without limitation, information relating to Graco employees, officers, directors, products, processes, product development or research, equipment, machinery, apparatus, business operations, financial results or condition, strategic plans or projections, customers, suppliers, marketing, sales, management practices, technical information, drawings, specifications, material, and the like, and any knowledge or information developed by Mr. Mattison relating to the same, provided, however, that Confidential Information shall not include information which is at the time of disclosure, or thereafter becomes, a part of the public domain through no act or omission by Mr. Mattison, or information which Mr. Mattison is required to disclose in a court or other judicial proceeding or is otherwise legally required to disclose.

   c. In the event Mr. Mattison becomes aware that disclosure of Confidential Information, confidences, or secrets of Graco may be required in response to a court order, subpoena, or valid inquiry by a government agency, he shall provide Graco with sufficient notice prior to such disclosure to permit Graco to seek, at its own expense, to prevent or limit such disclosure.

   d. The provisions of this Section 8 are in addition to, and not in lieu of, the fiduciary and other duties and obligations of Mr. Mattison as an employee and officer of Graco, and this Section 8 does not limit said obligations in any way, by time or otherwise.

4

9. **Mr. Mattison's Release**

    a.   Except with respect to the provisions of this Agreement, Mr. Mattison hereby releases and forever discharges Graco and its officers, employees, agents, successors, and assigns from any and all claims, causes of action, demands, damages, liability, and responsibility whatsoever, arising prior to his execution of this Agreement, including, without limitation, any rights or claims for further compensation, including, without limitation, any additional bonus payment for the year 2005 not provided in Section 2.a of this Agreement, or any rights to participate in any Company-sponsored program relating to the purchase or acquisition of any Graco common stock, preferred stock, or other equity in Graco or any subsidiary thereof, except as specifically provided in this Agreement, or any right or claim Mr. Mattison may have or assert under the common law of any state, municipal, federal, or other statute or regulation regarding the rights of employees generally or based on discrimination on the basis of race, creed, gender, age, or other protected status. This Section 9 shall not affect Mr. Mattison's rights to indemnification as an officer and employee of Graco under Graco's by-laws and applicable Minnesota law nor any rights which he has accrued by participating in any Graco benefit plan, subject to the provisions of this Agreement and the terms and conditions set forth in such plan as of the Separation Date.

    b.   Mr. Mattison certifies, represents and agrees that:

            i.   this Agreement is written in a manner that he understands;

            ii.   he understands that this Section 9 specifically waives any rights or claims he may have arising under federal, state, and local laws prohibiting employment discrimination, such as the Age Discrimination in Employment Act, the Minnesota Human Rights Act, Title VII of the Civil Rights Act of 1964, the Rehabilitation Act of 1973, the Americans with Disabilities Act, and/or any claims for damages or for injuries based on common law theories of contract, quasi-contract, or tort;

            iii.   the waiver herein of rights or claims are to those which may have arisen prior to the execution date of this Agreement;

            iv.   to the extent required by law, nothing contained in this Section 9 shall be interpreted to prevent him from filing a charge with a governmental agency or participating in or cooperating with an investigation conducted by a governmental agency; however, he agrees that he is waiving the right to monetary damages or other individual legal or equitable relief awarded as a result of any such proceeding;

            v.   the consideration set out in this Agreement is in addition to compensation that he may already have been entitled to;

vi. he hereby is specifically advised to consult with an attorney prior to executing this Agreement;

vii. he hereby is specifically advised to consult with a tax advisor regarding the tax consequences of this Agreement, including section 409A of the Internal Revenue Code; and

viii. he has been informed that he has a period of twenty-one (21) calendar days within which to consider this Agreement, which period may be waived by him executing this Agreement.

10. **Notification of Rights under the Age Discrimination in Employment Act (29 U.S.C. § 621 et seq.) and the Minnesota Human Rights Act (Minn. Stat. §§ 363A.01 et seq.)**

Mr. Mattison has been informed and understands that he has the right to revoke his release of claims, insofar as it extends to potential claims arising under the Age Discrimination in Employment Act, 29 U.S.C. §§ 621, et seq., by informing Graco of such revocation within seven (7) calendar days following his execution of this Agreement. Mr. Mattison has also been informed and understands that he has the right to rescind his release of claims, insofar as it extends to potential claims arising under the Minnesota Human Rights Act, Minn. Stat. §§ 363A.01, et seq., by informing Graco of such rescission within fifteen (15) calendar days following his execution of this Agreement. Mr. Mattison further understands that these revocation and rescission periods shall run concurrently, and that this Agreement is not effective or enforceable until the fifteen (15) day rescission period has expired.

If Mr. Mattison decides to rescind this Agreement within the fifteen (15) day rescission period, he must provide written notice to Graco's President and Chief Executive Officer, delivered in person or by mail. If his rescission is sent by mail, it must be postmarked within the fifteen (15) day period, properly addressed to David Roberts, President and Chief Executive Officer, Graco Inc., P.O. Box 1441, Minneapolis, Minnesota 55440, and sent by certified mail, return receipt requested.

Mr. Mattison understands and agrees that, if he timely exercises his right of revocation and/or rescission, Graco may, at its option, either nullify this Agreement in its entirety or keep it in effect in all respects other than as to that portion of the Agreement which releases his claims under the Age Discrimination in Employment Act and/or Minnesota Human Rights Act, as applicable. Mr. Mattison further understands and agrees that, if Graco opts to nullify the entire Agreement, Graco will have no obligations under this Agreement to him or others whose rights derive from him.

11. **Graco's Release**

a. Except with respect to the provisions of this Agreement, and except with respect to any and all claims, causes of action, demands, damages, liability, and responsibility which might be made by Graco by reason of Mr. Mattison's willful misconduct, willful misrepresentation, gross negligence, or breach of the fiduciary obligations and/or duty of loyalty owed by Mr. Mattison to Graco,

Graco hereby releases and forever discharges Mr. Mattison and his heirs, successors, and assigns from any and all claims, causes of action, demands, damages, liability, and responsibility whatsoever, arising on or prior to its execution of this Agreement, including, without limitation, any rights or claims arising out of the execution, performance or termination of any employment agreement or any other agreement or contract of any kind between Graco and Mr. Mattison, other than this Agreement, and any rights or claims arising out of Mr. Mattison's service as an employee, officer, attorney, or director of Graco, or of any entity that is a subsidiary of, or is otherwise related to or affiliated with, Graco (including, but not limited to, the Graco Foundation); out of Mr. Mattison's service in any administrative, fiduciary, or other capacity with respect to arrangements or plans for, of, or relating to Graco; or out of Mr. Mattison's service in any other directorship, office, or position of any corporation, partnership, joint venture, trust, or other enterprise, in connection with his employment with Graco.

b.   Graco certifies, represents and agrees that:

  i.   the waiver herein of rights or claims are to those which may have arisen prior to the execution date of this Agreement; and

  ii.   the consideration set out in this Agreement is in addition to consideration that it may already have been entitled to.

12.   Conditions Precedent

a.   As a condition precedent to the rights and benefits conferred upon him by this Agreement, Mr. Mattison agrees to execute, after December 31, 2005, the accompanying Exhibit A. Graco shall have no obligations to Mr. Mattison under this Agreement with respect to payments to be made after the Separation Date until after Mr. Mattison has executed the accompanying Exhibit A.

b.   As a condition precedent to the rights and benefits conferred upon it by this Agreement, Graco agrees to execute, after December 31, 2005, the accompanying Exhibit B. Mr. Mattison shall have no obligations to Graco after the Separation Date until after Graco has executed the accompanying Exhibit B.

13. **Indemnification.**

Notwithstanding Mr. Mattison's separation from Graco, with respect to events that occurred during his tenure as an employee, officer, or director of Graco, Mr. Mattison will be entitled, as a former employee, officer, or director of Graco, to the same rights that are afforded to senior executive officers or directors of Graco now or in the future, to indemnification and advancement of expenses provided in the charter documents of Graco and under applicable law or otherwise, and to coverage and a legal defense under any applicable general liability and/or directors' and officers' liability insurance policies maintained by Graco.

14. **Applicable Law**

Except to the extent governed by federal law, this Agreement and any controversies between the parties shall be governed by and construed in accordance with the laws of the State of Minnesota.

15. **No Assignment**

This Agreement is personal to Mr. Mattison and has not been, nor may it be, assigned by Mr. Mattison without the written agreement of Graco. Mr. Mattison warrants and represents that he has not heretofore assigned or transferred to any other person, company, or entity any of his claims released by this Agreement. Subject to the foregoing, this Agreement will inure to the benefit of Mr. Mattison's heirs or other successors in interest.

16. **Severability**

Should any of the provisions of this Agreement be rendered invalid by a court or governmental agency of competent jurisdiction, it is agreed that this shall not in any way or manner affect the enforceability of the other provisions of this Agreement, which shall remain in full force and effect.

17. **Headings**

The headings of the Sections herein are included solely for the convenience of reference and shall not control the meaning or interpretation of any provisions of this Agreement.

18. **Entire Agreement**

This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof, and, except as otherwise specifically provided herein, specifically supersedes and replaces any and all prior written or oral agreements or understandings. This Agreement may not be amended except in a writing signed by authorized representatives of both parties.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

GRACO INC.

Dated: _10/10/05_   By: _____

DAVID A. ROBERTS
President and Chief Executive Officer

Dated: _10/5/05_   By: _____

ROBERT M. MATTISON

EXHIBIT A TO THE
SEPARATION AND RELEASE AGREEMENT

EXHIBIT A TO THE SEPARATION AND RELEASE AGREEMENT BETWEEN GRACO INC. AND ROBERT M. MATTISON (the Agreement) is by and between Graco Inc., a Minnesota corporation ("Graco"), with its principal offices at 88 11th Avenue NE, Minneapolis, Minnesota, 55413, and Robert M. Mattison, an individual, with a residence at 1120 Angelo Drive, Golden Valley, Minnesota 55422 ("Mr. Mattison"). This Exhibit A is effective the 1st day of January, 2006.

WHEREAS, the parties have entered into the Agreement;

WHEREAS, the parties intend to settle any and all claims Mr. Mattison may have against Graco as a result of any act, occurrence, omission or event occurring subsequent to the execution of the Agreement and prior to the execution of Exhibit A, including, but not limited to, any matter or fact giving rise to the Agreement or this Exhibit A; and whereas under the terms of the Agreement, Mr. Mattison agreed to enter into this Exhibit A as a condition precedent to the rights and benefits conferred upon him by the Agreement.

NOW, THEREFORE, it is hereby mutually agreed by and between the parties for good and valuable consideration as follows:

1. **Date**

   Mr. Mattison affirms that he is signing the Exhibit A following his Separation Date (December 31, 2005).

2. **Ratification of and Further Release**

   a. Mr. Mattison ratifies the Agreement that he previously signed with Graco on the _____ day of _____, 2005.

   b. Except with respect to the provisions of this Exhibit A, Mr. Mattison hereby releases and forever discharges Graco and its officers, employees, agents, successors, and assigns from any and all claims, causes of action, demands, damages, liability, and responsibility whatsoever, arising on or prior to his execution of this Exhibit A, including, without limitation, any rights or claims for further compensation, including, without limitation, any additional bonus payment for the year 2005 not provided in Section 2.a of the Agreement, or any rights to participate in any Company-sponsored program relating to the purchase or acquisition of any Graco common stock, preferred stock, or other equity in Graco or any subsidiary thereof, except as specifically provided in the Agreement, or any right or claim Mr. Mattison may have or assert under the common law of any state, municipal, federal, or other statute or regulation regarding the rights of employees generally or based on discrimination on the basis of race, creed, gender, age, or other protected status. This Section 2 shall not affect Mr. Mattison's rights to indemnification as an officer and employee of Graco under Graco's by-laws and applicable Minnesota law nor any rights which

Exhibit A-1

he has accrued by participating in any Graco benefit plan, subject to the provisions of the Agreement and the terms and conditions set forth in such plan as of the Separation Date.

c.   Mr. Mattison certifies, represents and agrees that:

    i.   this Exhibit A is written in a manner that he understands;

    ii.   he understands that this Section 2 specifically waives any rights or claims he may have arising under federal, state, and local laws prohibiting employment discrimination, such as the Age Discrimination in Employment Act, the Minnesota Human Rights Act, Title VII of the Civil Rights Act of 1964, the Rehabilitation Act of 1973, the Americans with Disabilities Act, and/or any claims for damages or for injuries based on common law theories of contract, quasi-contract, or tort;

    iii.   the waiver herein of rights or claims are to those which may have arisen prior to the execution date of this Exhibit A;

    iv.   to the extent required by law, nothing contained in this Exhibit A shall be interpreted to prevent him from filing a charge with a governmental agency or participating in or cooperating with an investigation conducted by a governmental agency; however, he agrees that he is waiving the right to monetary damages or other individual legal or equitable relief awarded as a result of any such proceeding;

    v.   the consideration set out in the Agreement is in addition to compensation that he may already have been entitled to;

    vi.   he hereby is specifically advised to consult with an attorney prior to executing this Exhibit A;

    vii.   he hereby is specifically advised to consult with a tax advisor regarding the tax consequences of this Exhibit A, including section 409A of the Internal Revenue Code; and

    viii.   he has been informed that he has a period of twenty-one (21) calendar days within which to consider this Exhibit A, which period may be waived by him executing this Exhibit A.

3.   **Notification of Rights under the Age Discrimination in Employment Act (29 U.S.C. § 621 et seq.) and the Minnesota Human Rights Act (Minn. Stat. §§ 363A.01 et seq.)**

Mr. Mattison has been informed and understands that he has the right to revoke his release of claims in this Exhibit A, insofar as it extends to potential claims arising under the Age Discrimination in Employment Act, 29 U.S.C. §§ 621, et seq., by informing Graco of such revocation within seven (7) calendar days following his execution of this Exhibit A. Mr. Mattison has also been informed and understands that he has the right to rescind his release of claims in this Exhibit A, insofar as it extends to potential claims arising under the Minnesota Human Rights Act, Minn. Stat. §§ 363A.01, et seq., by informing Graco of such rescission within fifteen (15) calendar days following his execution of this Exhibit A. Mr. Mattison further understands that these revocation and rescission periods shall run concurrently, and that this Exhibit A is not effective or enforceable until the fifteen (15) day rescission period has expired.

If Mr. Mattison decides to rescind this Exhibit A within the fifteen (15) day rescission period, he must provide written notice to Graco's President and Chief Executive Officer, delivered in person or by mail. If his rescission is sent by mail, it must be postmarked within the fifteen (15) day period, properly addressed to David Roberts, President and Chief Executive Officer, Graco Inc., P.O. Box 1441, Minneapolis, Minnesota 55440, and sent by certified mail, return receipt requested.

Mr. Mattison understands and agrees that, if he timely exercises his right of revocation and/or rescission, Graco may, at its option, nullify the Agreement (including this Exhibit A) in its entirety or keep it in effect in all respects other than as to that portion of this Exhibit A which releases his claims under the Age Discrimination in Employment Act and/or Minnesota Human Rights Act, as applicable. Mr. Mattison further understands and agrees that, if Graco opts to nullify the entire Agreement, Graco will have no obligations under this Agreement to him or others whose rights derive from him.

IN WITNESS WHEREOF, Mr. Mattison has executed this Exhibit A.

Dated: _____   By: _____
                                       ROBERT M. MATTISON

EXHIBIT B TO THE
SEPARATION AND RELEASE AGREEMENT

EXHIBIT B TO THE SEPARATION AND RELEASE AGREEMENT BETWEEN GRACO INC. AND ROBERT M. MATTISON (the Agreement) is by and between Graco Inc., a Minnesota corporation ("Graco"), with its principal offices at 88 11th Avenue NE, Minneapolis, Minnesota, 55413, and Robert M. Mattison, an individual, with a residence at 1120 Angelo Drive, Golden Valley, Minnesota 55422 ("Mr. Mattison"). This Exhibit B is effective the 1st day of January, 2006.

WHEREAS, the parties have entered into the Agreement;

WHEREAS, the parties intend to settle any and all claims Graco may have against Mr. Mattison as a result of any act, occurrence, omission or event occurring subsequent to the execution of the Agreement and prior to the execution of Exhibit B, including, but not limited to, any matter or fact giving rise to the Agreement or this Exhibit B; and whereas under the terms of the Agreement, Graco agreed to enter into this Exhibit B as a condition precedent to the rights and benefits conferred upon it by the Agreement.

NOW, THEREFORE, it is hereby mutually agreed by and between the parties for good and valuable consideration as follows:

1. **Date**

    Graco affirms that it is signing the Exhibit B following Mr. Mattison's Separation Date (December 31, 2005).

2. **Ratification of and Further Release**

    a. Graco ratifies the Agreement that it previously signed with Mr. Mattison on the _____ day of _____, 2005.

    b. Except with respect to the provisions of this Exhibit B, and except with respect to any and all claims, causes of action, demands, damages, liability, and responsibility which might be made by Graco by reason of Mr. Mattison's willful misconduct, willful misrepresentation, gross negligence, or breach of the fiduciary obligations and/or duty of loyalty owed by Mr. Mattison to Graco, Graco hereby releases and forever discharges Mr. Mattison and his heirs, successors, and assigns from any and all claims, causes of action, demands, damages, liability, and responsibility whatsoever, arising on or prior to its execution of this Exhibit B, including, without limitation, any rights or claims arising out of the execution, performance or termination of any employment agreement or any other agreement or contract of any kind between Graco and Mr. Mattison, other than the Agreement referred to in paragraph a., and any rights or claims arising out of Mr. Mattison's service as an employee, officer, attorney, or director of Graco, or of any entity that is a subsidiary of, or is otherwise related to or affiliated with, Graco (including, but not limited to, the Graco Foundation); out of Mr. Mattison's service in any administrative, fiduciary, or other capacity with respect to arrangements or plans for, of, or relating to Graco; or out of Mr. Mattison's service in any other directorship, office, or position of any corporation, partnership, joint venture, trust, or other enterprise, in connection with his employment with Graco.

c.   Graco certifies, represents and agrees that:

      i.   the waiver herein of rights or claims are to those which may have arisen prior to the execution date of this Exhibit B; and

      ii.   the consideration set out in the Agreement is in addition to consideration that it may already have been entitled to.

IN WITNESS WHEREOF, Graco has executed this Exhibit B.

GRACO INC.

Dated: _____   By: _____

                                       DAVID A. ROBERTS
                                       President and Chief Executive Officer

GRD/grd/757055~v2



October 14, 2005

<u>*Electronically Filed*</u>

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
        File No. 001-9249

Gentlemen:

        Enclosed is an amended Form 8-K for Graco Inc. filed in connection with
Item 1.01, Entry Into a Material Definitive Agreement.

                                        Very truly yours,

                                        Karen P. Gallivan
                                        Vice President, General Counsel
                                        and Secretary

KPG:nas

Enclosures